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SECURIT[redacted]SSION

13012193

CM

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 66156

RECEIVED MAR 0 1 2013

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

FINSEC, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 MADISON AVENUE, 2nd FLOOR
(No. And Street)

NEW YORK, (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT D. ABRAMS (212) 593-7385
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SM 3/12/13

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SCOTT D. ABRAMS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINSEC, LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

LISA VEGA
Notary Public, State of New York
No. 01VE6228162
Qualified in New York County
Commission Expires September 13, 2014

Notary Public

Signature

FINOP
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINSEC, LLC
(F/K/A Financo Securities, LLC)
(a wholly owned subsidiary of Financo, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

FINSEC, LLC
(F/K/A Financo Securities, LLC)
(a wholly owned subsidiary of Financo, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Members of
FINSEC, LLC (F/K/A Financo Securities, LLC):

Report on the Financial Statement

We have audited the accompanying statement of financial condition of FINSEC, LLC (F/K/A Financo Securities, LLC) (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of FINSEC, LLC (F/K/A Financo Securities, LLC) as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Fulvio + Associates LLP

New York, New York
February 21, 2013

FINSEC, LLC
(F/K/A Financo Securities, LLC)
(a wholly owned subsidiary of Financo, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 47,340
Accounts receivable	200,000
TOTAL ASSETS	$ 247,340

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accrued expenses and other payables	$ 18,209
Total liabilities	18,209
Members' Equity	229,131
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 247,340

The accompanying notes are an integral part of this financial statement.

FINSEC, LLC
(F/K/A Financo Securities, LLC)
(a wholly owned subsidiary of Financo, Inc.)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2012

NOTE 1 ORGANIZATION AND NATURE OF BUSINESS

FINSEC, LLC (F/K/A Financo Securities, LLC) (the "Company"), a wholly owned subsidiary of Harrison Group, Inc. (F/K/A Financo, Inc.) (the "Parent"), was formed on December 9, 1999. The Company became a broker-dealer on March 1, 2004 and as such is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA"). The Company provides investment banking services and financial advisory and capital-raising services, principally related to merger and acquisition advice and equity private placements. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(i). Effective on August 8, 2012, the Company changed its name from Financo Securities, LLC.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. Cash and cash equivalents consist of cash held at a major financial institution.

Revenue recognition

Revenues and expenses related to investment banking activities are recorded on an accrual basis when earned and incurred, respectively.

Income taxes

The Company is not subject to federal and state income taxes. All revenues and expenses retain their character and pass directly to the Parent's income tax return. To the extent that there is a provision for income taxes, provided by the parent, attributed to the operations of the Company, then a provision for income taxes will be provided at the Company level.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The tax years that remain subject to examination are 2011, 2010, and 2009. The Company believes that it has no uncertain tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3 FAIR VALUE MEASUREMENT

Fair Value Measurement – Definition and Hierarchy

FASB ASC 820, Fair Value Measurement has no material effect on these financial statements.

NOTE 4 NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $29,131, which was $24,131 in excess of its required net capital of $5,000. The Company's net capital ratio was .63 to 1.

NOTE 5 RELATED PARTY

The Parent pays certain expenses (rent, office supplies, salaries, travel, postage, telephone and consulting fees) on behalf of the Company and charges the Company a monthly management fee representing its share of such expenses. For the year ended December 31, 2012, the management fees amounted to $1,704,285.

NOTE 6 COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2012 or during the year then ended.

NOTE 7 GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2012 or during the year then ended.

NOTE 8 SUBSEQUENT EVENTS

Subsequent events have been evaluated, and no events have been identified which require disclosure.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

February 21, 2013

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, N.E.
Washington, D.C. 20549

RE: FINSEC, LLC
(F/K/A Financo Securities, LLC)

CRD # 128592 SEC # 8-66156

Dear Sir or Madam:

Enclosed are two copies of the following reports pursuant to the filing requirements of Rule 17a-5 of the Securities and Exchange Commission:

1. Financial Statements and Supplementary Information as of December 31, 2012, Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 and Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

2. Statement of Financial Condition as of December 31, 2012.

It is our understanding that the Company's financial statements and supplementary schedules, which are bound separately from the annual statement of financial condition, shall be deemed confidential pursuant to the disclosure standards set forth in paragraph (e)(3) of Rule 17a-5.

Very truly yours,

Fulvio & Associates LLP

Enclosures